10/2

06017227

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Highwater Power Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 02990 FISCAL YEAR 1-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 10/2/06

FILE 82-2990
RULE 12g3-2(b)

RECEIVED

2006 OCT -2 A 10:10

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Highwater Power Corp

~~GLOBAL COGENIX INDUSTRIAL CORPORATION~~

ANNUAL REPORT

JANUARY 31, 2006

AR/S
1-31-06

GLOBAL COGENIX INDUSTRIAL CORPORATION
NOTICE OF ANNUAL GENERAL MEETING

NOTICE is herby given that the Annual and Special General meeting (the "Meeting") of GLOBAL COGENIX INDUSTRIAL CORPORATION (the "Company") will be held on June 23, 2006 at 510 Burrard St., 3rd Floor, Vancouver, B.C. at the hour of 11:00a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period ending January 31, 2006 together with the auditors report thereon.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect Directors to hold office until the next Annual General Meeting.
5. To consider and, if thought fit, to re-approve the current stock option plan and the amendment of any past, present or future stock options, stock option agreements, or stock options granted pursuant to prior arrangements or under the proposed stock option plan providing the same are in accordance with the policies of the TSX Venture Exchange (the "Exchange").
6. To consider, and if thought fit, to pass a special resolution that the name of the Company be changed from Global Cogenix Industrial Corporation to such name approved by the regulatory authorities, with the name change being effective coincidental with the date the Company files its amended Notice of Articles.
7. To approve, as a special resolution, that the authorized capital of the Company be altered by consolidating all 100,000,000 shares without par value of which shares are issued as fully paid and non-assessable shares, into 20,000,000 shares without par value of which shares are issued as fully paid and non-assessable shares, every five (5) of such share before consolidation's being consolidated into one (1) share;
8. To consider and, if thought fit, to pass a special resolution to alter the Notice of Articles of the Company to increase the Authorized Capital from 20,000,000 shares without par value to 100,000,000 shares without par value.
9. To consider and, if thought fit, to pass a special resolution adopting new Articles.
10. To transact such other business as may be properly transacted at the Meeting or adjournment thereof.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 25th day of May 2006

BY ORDER OF THE BOARD OF DIRECTORS

"Arthur W. Lilly", President

GLOBAL COGENIX INDUSTRIAL CORPORATION
INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT May 25, 2006

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of GLOBAL COGENIX INDUSTRIAL CORPORATION (the Company) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 66 2/3% will be required.

THE PERSONS NAMED IN THE ACCOMPANYING PROXY ARE REPRESENTATIVES OF THE COMPANY. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OF INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any manner by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxy holder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters, which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSTED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT PACIFIC CORPORATE TRUST COMPANY, 510 BURRARD STREET, 3RD FLOOR, VANCOUVER, B.C., V6C 3B9 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1300-1111 West Georgia Street, Vancouver, B.C. V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 24,268,165 common shares of the Company are presently issued and outstanding.

Only those common shareholders of record on May 19, 2006 will be entitled to vote at the meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	**Number of Shares**	**Percentage of Outstanding Shares**
Arthur W. Lilly	3,470,230	14%
CDS & Co *	14,247,863	59%

* beneficial owners not known

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for elections as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at five (5) and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name & present Position with the Company	Date first Appointed	Present occupation and if not elected director, occupation for past five years	Number of Shares owned
Arthur W. Lilly, C.A. President	Dec. 30,'98	President and Director of the Company	3,470,230
Thomas R. Pallone, C.A. Director	July 23, 04	Director of the Company and a Chartered Accountant	10,000
Arthur Willson Lilly, Jr. Director	Feb.10,'01	Director of the Company and Hydro Projects Consultant	208,000
John B. Ross Director	June 10,'02	Director of the Company and President, Rosstree Capital Corp.	1,650,000
Bruce Clark Director	-	Consultant	200,000

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada. Details of remuneration paid to the Company's executive officers is set out hereunder the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Arthur W. Lilly, John B. Ross, and T.R. Pallone.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

During the most recently completed financial year ended January 31, 2006, the Company had one named Executive Officer, namely its President, Chief Executive Officer, and Chairman of the Board, Arthur W. Lilly.

SUMMARY COMPENSATION TABLE

Annual Compensation					Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	**Year Ending Jan 31**	**Salary $**	**Bonus $**	**Other Annual Compen sation $**	**Securities Under Options/SARS granted**	**Resticted shares or restricted share units**	**LTIP Payouts $**	**All other Compens ation $**
Arthur W Lilly, President and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	60,000(1) 60,000(1) 60,000(1)	700,000 180,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) paid to Utica Resources Ltd., a company controlled by Arthur W. Lilly

Neither the Company nor any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers' which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiaries of the Company or a change in the executive officers' responsibilities following a change of control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements included with this information circular.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

OPTIONS TO PURCHASE SECURITIES

During the Company's completed financial year ended January 31, 2006, the Company granted 1,250,000 stock options to Directors and Officers. 850,000 options were granted to consultants of which 400,000 share options were cancelled.

During the Company's completed financial year ended January 31, 2006, a total of 460,000 stock options were exercised by Directors and Officers and 475,000 share options by consultants..

During the Company's completed financial year ended January 31, 2006, there were no SAR or stock option repricings of any Named Executive Officers of the Company.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect in any transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements which will follow the mailing of this information circular.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons in the enclosed Proxy intend to vote for the appointment of De Visser Gray Chartered Accountants, Vancouver, British Columbia, as auditors for the company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.
The aggregate fees billed by the Company's external auditors for products and services was $9,000 for the year ended January 31, 2005 ($7,000 for 2004).

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers at the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is the policy of the TSX Venture Exchange that shareholder approval to the granting of options be received prior to the exercise of incentive stock options granted to the directors and employees and with respect of amendments to an incentive stock option agreement if the option as originally constituted was approved by shareholders or the optionee is a director or employee of the Company at the time of the amendment.

Accordingly, shareholder approval will be sought for an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the TSX Venture Exchange, and subject to acceptance by the British Columbia Securities Commission and the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

The shareholders of the Company will also be asked to pass a resolution at the meeting authorizing the directors to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the

Company for such periods, in such amounts, and at such price per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling # 96/15 and subject to acceptance by the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are pursuant to this authority, and to approve the exercise of any of the foregoing options. BOR#96/15 outlines the requirements and procedures associated with the granting of stock options to permitted consultants which include, among other things, that approval of disinterested members be provided prior to the exercise of stock options granted to a permitted consultant who is a related person (as defined in BOR#96/15). Pursuant to TSX Venture Exchange Policy 23, the foregoing options must be approved by a majority of votes cast at a shareholders' meeting other than votes attached to securities beneficially owned by insiders of the Company, and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances. Accordingly, any person who has been granted an option as a permitted consultant, which has been previously approved by shareholders or may be granted an option, as a permitted consultant prior to the next annual general meeting will not be permitted to vote on this resolution.

SHARE CONSOLIDATION

Management believes a share consolidation may be necessary and in the Company's best interest. Accordingly, at the Meeting the shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolutions:

(a) the authorized capital of the Company be altered by consolidating the authorized common share capital of 100,000,000 common shares without par value, of which 24,268,165 common shares are issued and outstanding as at May 25, 2006, into an authorized capital of 20,000,000 common shares without par value, of which 4,853,633 common shares will be issued and outstanding, every five of such shares without par value being consolidated into one common share without par value and pursuant thereto no fractional shares will be issued, each of such fractional share being forfeited;
(b) presuming the passing and implementation of foregoing consolidation, that the consolidated authorized capital of the Company be then increased to 100,000,000 common shares without par value; and
(c) the articles of the Company be altered to reflect the consolidation of capital and increase in the consolidated authorized share capital; and
(d) the directors of the Company are authorized to effect or abandon any of the foregoing special resolutions approving the consolidation and related matters before they are enacted on without further approvals of the shareholders.

Under the Company Act of British Columbia, any company may, by special resolution, alter its memorandum to consolidate its share capital. A "special resolution" means a resolution passed by a majority of no less than 66 2/3% of the votes cast at the meeting on the resolution by holders of common shares who attend in person or by proxy (see definition below).

Upon the consolidation becoming effective, the existing shares of the Company will be replaced by new share certificates representing the consolidated shares and a new CUSIP number will be assigned.

The proposed consolidation will not alter or change in any way any shareholder's proportion of votes to total votes, however, the total votes capable of being cast by shareholders at a general meeting of the Company in the future will be reduced if the special resolution is passed. No fraction shares will be issued upon affecting the consolidation. Any resulting fraction share will dealt with by taking the number of shares issuable on the exchange to the nearest lower whole share.

The above special resolutions, if passed, and if implemented by the board of directors, will become effective upon receipt of regulatory approval and acceptance by the office of the Registrar of Companies.

DEFINITION OF SPECIAL RESOLUTION

Under the British Columbia Company Act, R.S.B.C. 2002, c.57, "Special Resolution" means:

"(a) a resolution passed by a majority of not less than 2/3 of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company.

(i) of which notice as the articles provide and not being less than 21 days' notice specifying the intention to propose the resolution as a special resolution, has been duly given; or
(ii) if every member entitled to attend and vote at the meeting agrees, at a meeting, of which less than 21 days' notice has been given; or

(b) a resolution consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company, and a resolution so consented to shall be deemed to be a special resolution passed at a meeting of the company."

CORPORATE GOVERNANCE DISCLOSURE

The following disclosure in provided in accordance with the requirements of National Instrument 58-101: :Disclosure of Corporate Governance Practices".

Board of Directors

Based upon the criteria set out in National Instrument 52-110, Mr. Lilly and Mr. Pallone, as current executive officers of the Company, are not independent directors. Mr. Ross is an independent director. Each board member is responsible for reviewing and evaluating the performance of management.

Directorships of other companies

Mr. Ross is also a director of Bearclaw Capital Corp., Prism Resources Inc. and ST Systems Corp.

Orientation and continuing education

The board provides orientation as appropriate for new members. The board does not have a policy concerning education for directors.

Ethical business conduct

The board sets the ethical tone for the Company and management and fosters ethical decision making by management. The board takes all reasonable steps to satisfy itself as to the integrity of the chief executive officer and the other member of senior management.

Nomination of directors

Potential new candidates for director are identified by current board members, based upon the skills and experience those candidates might bring to the board.

Other board committees

The only board committee is the audit committee, which is made up of Mr. Pallone, Mr. Ross and Mr. Lilly.

Assessments

The board is responsible for monitoring the performance of the board, the audit committee and senior management.

AUDIT COMMITTEE DISCLOSURE

The following disclosure is provided in accordance with the requirements of National Instrument 52-110: "Audit Committees" ("NI 52-110")' as those apply to venture issuers.

Audit committee charter

The Company's audit committee charter is attached to this information circular as a schedule.

Composition of the audit committee

The members of the audit committee are Mr. Pallone, Mr. Ross and Mr. A.W. Lilly Sr., all of whom are financially literate. Mr. Pallone is independent. Mr. Ross and Mr. Lilly are not independent. As a venture issuer, the Company is not subject to the requirement in NI 52-110 that all of the members of its audit committee be independent.

Relevant education and experience

Mr. Pallone has wide experience over many years in the course of acting as a chartered accountant advising various enterprises with respect to financially-related matters. In addition to previously serving as a member of the audit committee of another public company, Mr. Pallone is a consultant. Mr. Ross and Mr. Lilly have been a director of many public companies.

Audit committee oversight

Since February 1, 2005, no recommendation of the audit committee to nominate or compensate an external auditor has not been adopted by the board of directors.

Reliance on certain exemptions

Since February 1, 2005, the Company has not relied upon an exemption in section 2.4 of NI 52-110 relating to *De Minimis Non-audit Services*, or an exemption under section 8 from the requirements of NI 52-110, in whole or in part.

Pre-approval policies and procedures

The audit committee must pre-approve any non-audit services to be provided by the Company's external auditors.

Exemption

As a "venture issuer", as defined in NI 52-110, the Company is relying upon the exemption in section 6.1 of NI 52-110 so that it is not required to comply with the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

SCHEDULE

Mandate

The Audit Committee has the following mandate:

- Provide oversight by promoting a culture of honesty and ethical behavior.
- Oversee the control environment by placing a strong emphasis on fraud and error prevention and detection.
- Meet with Management and the External Auditors to discuss annual and quarterly financial statements, review those financial statements and MD&A and any earnings press releases prior to public release, and recommend financial statements to the Board.
- Meet with Management and the External Auditors to discuss the effectiveness of internal controls.
- Comply with legislative responsibilities.

Authority

The Audit Committee is authorized to:

- Engage independent counsel and other advisors as it determines necessary to carry out its duties.
- Set and pay the compensation to any advisors it employs.
- Communicate directly with the External Auditors.

Composition and organization

- The Audit Committee will have three members.
- The chairman of the Audit Committee will be chosen by the committee.
- A quorum for any meeting will be two members.
- The Audit Committee may invite to its meetings those other persons it determines are appropriate.
- The External Auditors may be present at each Audit Committee meeting and be expected to comment on the financial statements in accordance with best practices.
- Meetings will be held not less than annually. Special meetings will be convened as required. The External Auditors may convene a meeting if they consider that it is necessary to do so.
- The proceedings of all meetings will be minuted.

Roles and Responsibilities

The Audit Committee will:

- Gain an understanding of whether internal control recommendations made by the External Auditors have been implemented by Management.
- Gain an understanding of the current areas of greatest financial risk and whether Management is managing these effectively.
- Review significant accounting and reporting issues, including recent professional and regulatory pronouncements and understand the impact of those issues on the financial statements.
- Review any legal matters which could significantly impact upon the financial statements.
- Oversee the work of the External Auditors.
- Meet with the External Auditors to review the annual financial statements and results of the audit.
- Meet separately with the External Auditors to discuss any matters that the Audit Committee or the External Auditors believe should be discussed privately.
- Review the External Auditors' proposed audit scope and approach and ensure that no unjustifiable restrictions or limitations have been placed upon that scope.
- Endeavor to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the External Auditors.
- Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.
- Review the annual and quarterly financial statements, including MD&A and any earnings press releases prior to public dissemination and determine if they are complete and consistent with the information known to committee members and

determine that the External Auditors are satisfied that the annual financial statements have been prepared in accordance with generally accepted accounting principals.

- Satisfy itself on an ongoing basis that adequate procedures are in place for the review of any public disclosure of financial information extracted or derived from the Company's financial statements.
- Establish procedures, as appropriate, for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.
- Perform other functions as requested by the full board.
- Review and update this charter.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Dated this 25th day of May 2006

ON BEHALF OF THE BOARD OF DIRECTORS

Signed *"Arthur W. Lilly"*

Arthur W. Lilly, President

GLOBAL COGENIX INDUSTRIAL CORPORATION
(the 'Company')
Suite 214-3540 West 41st Avenue, Vancouver, BC V6N 3E6
TEL (604) 682-2201 FAX (604) 682-0318

REPORT TO THE SHAREHOLDERS

May 25, 2006

Trading Symbol: TSX.V: GGX
and OTC: GBXIF

Global Cogenix Industrial Corporation (the "Company") during the past year continued the development process to generate further hydroelectric power for resale.

The company's operation consists of an interest in a Partnership that operates the run of river hydroelectric facility located at Scuzzy Creek near Boston Bar, B.C. During the year 2005 this 7 megawatt hydroelectric plant returned to the Company $652,271 which included $375,000 for principal and interest payments required for the long-term mortgage. The Boston Bar power plant is well financed with $812,725 in working capital as at December 31, 2005, the fiscal year end of the partnership. The net earnings of the partnership was $1,576,421 for 2005 compared to $1,444,815 for the previous year, 2004.

Global Cogenix is continuing to develop two hydroelectric projects, "Log Creek" and "Kookipi Creek", each located near Boston Bar, B. C. The Company is continuing the studies required by Land & Water B.C. Inc. and hydrology and other studies are being reviewed.

The Company's two projects were tendered to the B.C. Hydro Green Power Generation 2006 Call for Tenders in April 2006. The size of the projects tendered were each 10 MW and it is anticipated that by August or September 2006 B.C. Hydro will announce which Projects are to be offered Electricity Purchase Agreements.

The company is continuing dialogue with the First Nations communities in the region.

On behalf of the Board

Global Cogenix Industrial Corporation

"Arthur W. Lilly"

President

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	GLOBAL COGENIX INDUSTRIAL CORPORATION
ISSUER ADDRESS:	#214 – 3540 West 41st Avenue Vancouver, B.C. V6N 3E6
ISSUER TELEPHONE NUMBER:	(604) 682-2201
ISSUER FACSIMILE NUMBER:	(604) 682-0318
CONTACT NAME AND POSITION:	Arthur W. Lilly, CEO
CONTACT TELEPHONE NUMBER:	(604) 682-2201
CONTACT EMAIL ADDRESS:	globalcogenix@telus.net
WEB SITE ADDRESS:	www.globalcogenix.com
FOR THE YEAR ENDED:	January 31, 2006
DATE OF REPORT:	May 25, 2006

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Arthur W. Lilly"	Arthur W. Lilly	06/05/25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)
"Thomas R. Pallone"	Thomas R. Pallone	06/05/25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

Item 1.1 Date

The date of this filing is May 25, 2006, for the year ended 31 January 2006.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses for the year $620,416 (2005 - $399,813).

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant and the development of run of river hydroelectric projects near Boston Bar, British Columbia.

The Company and its wholly owned subsidiary, Cogenix Power Corporation each has submitted tenders to B.C. Hydro and Power Authority to sell power (from the two 10 megawatt power projects to be constructed) upon receiving 40 year electricity purchase agreements.

The Company estimates that the cash flow from these projects will exceed current cash flow by over 10 times compared to the Company's interest in the Boston Bar hydroelectric facility which has been producing electric power since 1994.

Item 1.3 Selected ANNUAL Information

	January 31, 2006 $	January 31, 2005 $	January 31, 2004 $
Net Partnership Income	237,349	216,772	164,572
Net Income (loss) for the year	(620,416)	(399,813)	(269,171)
Basic Earnings (loss) per share	(0.03)	(0.02)	(0.02)
Total Net Assets (1)	1,707,411	1,913,180	2,011,241
Total long-term financial liabilities (2)	2,103,666	2,252,891	2,391,080

(1) The investment in the Boston Bar, B.C. run of river hydroelectric plant is carried under the equity basis in the accounts.
Notwithstanding that the net investment is shown at January 31, 2006 as $1,295,742 while the original cost was in excess of $3,000,000, it is management's opinion that the fair market value of the the investment in the partnership is currently in excess of original cost. The investment is periodically reduced on the Company's balance sheet through depreciation and cash drawings.

(2) The long-term debt is paid by the Boston Bar hydroelectric partnership which services the principal and interest payments. The power sales agreement and the mortgage mortgage payable both mature in 2014.

(3) Operating expenses for the year ended January 31, 2006 included $264,950 as calculated by the "Black-Scholes Option Pricing Model" for options granted. (2005 - $130,277) This is a non cash expense and is offset by an increase in contributed surplus.

Item 1.4 Results of Operations

Year Ended January 31, 2006

The income from the company's partnership interest in the power plant was $237,349 for the year (2005 $216,722) while interest, project development expenses and administrative expenses of the Company of $875,664 resulted in a loss of $620,416 for the year (2005 $(399,843).

The 2006 results included interest costs of $241,049 compared to $264,050 for 2005. Project development cost for the year were $151,578 and $65,734 for 2005.

The company, for accounting purposes follows the policy of the "Black – Scholes Option Pricing Model" for options granted to employees and directors on a pro forma basis. All options granted were in excess of the market price. In accordance with these compensation rules, $264,950 was expensed by the Company in 2006 as stock based compensation. (2005 - $130,277)

Item 1.5 Summary of Quarterly Results

	Three Month Period January 31 2006 $	Three Month Period October 31 2005 $	Three Month Period July 31 2005 $	Three Month Period April 30 2005 $	Three Month Period Jan. 31 2005 $	Three Month Period Oct. 31 2004 $	Three Month Period July 31 2004 $	Three Month Period April 30 2004 $
Net Income (loss) for the Period	(157,294)	(150,577)	(216,962)	(95,583)	57,852	(119,763)	11,228	(103,040)
Basic earnings (loss) per share	(0.007)	(0.005)	(0.011)	(0.004)	0.002	(0.006)	0.005	(0.005)

Due to net losses incurred during 2006 and 2005 and the average stock price being below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had a working capital equity at January 31, 2006 of $64,840, (2005 – deficiency ($178,685) including $153,443 (2005 - $138,189) current principal due on the Boston Bar hydroelectric plant mortgage.

The long term debt on the power plant included in current liabilities of $153,444 (2005 $138,189) is paid by the Boston Bar Limited Partnership as is the $2,103,666 (2005 – 2,252,891) shown as long term debt.

The Company's working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to project development. The Company actively seeks additional financing in order to continue the development phases of the various projects.

Item 1.7 Capital Resources

The Company does not have any capital cost agreements or commitments.

The Company has amended a Memorandum of Understanding with a major construction company who previously provided funds for environmental issues regarding the completion of studies on Log Creek and Kookipi Creek run of river hydroelectric projects in contemplation of a B.C. Hydro issuance of electricity purchase agreements expected in the Fall of 2006. The Company is paying all environmental and tender costs since January 1, 2006.

Item 1.8 Related Party Transactions

During the year to January 31, 2006, the Company incurred $60,000 (2005 - $60,000) in remuneration to a company controlled by the President of the Company and $44,600 (2005 - $44,600 to a director for project consulting services.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.10 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due to related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of eight years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at January 31, 2006:

Number of Shares	Type of Option	Date Fully Vested	Exercise Price per Share	Expiry Date
500,000	Non Vesting	-	$ 0.10	August 30, 2006
150,000	"	-	0.10	February 22, 2007
400,000	"	-	0.12	March 30, 2007
600,000	"	-	0.10	August 31, 2010
300,000	Vesting	December 31, 2006	0.15	December 31, 2007
150,000	Non Vesting	-	0.10	January 31, 2009
2,050,000				

The weighted average exercise price for options outstanding at January 31, 2006 is $0.16 per share and the weighted - average term is 2.11 years.
No options were exercised during the January 31, 2006 quarter while 935,000 share options were exercised during the Company's completed financial year.

Stock Based Compensation

Stock Options when granted during the past two years exceeded the market price of the common shares at the time of the grant.
The weighted average exercise price of $0.16 per share resulted in a calculation for assumed stock based compensation expense of $264,950 for the year (2005 - $130,277) while the actual compensation was negligible.

Share Purchase Warrants
The following share purchase warrants to purchase shares of the Company are outstanding at January 31, 2006:

Number Of Shares	Price per share	Expiry Date
2,000,000	$0.12 and $0.15	January 16, 2008
35,000	$ 0.50	Mar.15, 2006 (expired)
2,035,000		

Outstanding Share Data

Class and Series of Security	**Number**	**Expiry Date**	
Common Shares	24,058,165	16 Jan 2008	Exercisable for 1 common share at $0.12 per share to 16 January 2007 and $0.15 per share to 16 January 2008
Incentive Stock Options	2,050,000	31 Aug 2010	Exercisable for 1 common share at $0.10 per share to $0.15 per share.
Total common shares issuable upon exercise of options and warrants.	4,050,000		

1.11 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com

1.12 January 31, 2006 MD&A

Global Cogenix Industrial Corporation, (the "Company") is in the hydroelectric generation business through a Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company through a wholly owned subsidiary is in the development stage for Solar Power projects in New Jersey, U.S.A. The Company is a New Jersey subsidiary, Solar Cogenix Inc. has been incorporated for this purpose.
The Company's operating results for the three months ended January 31, 2006 was a loss of $157,294 compared to a profit of $57,852 for the similar three months of 2005.

The operations for the period included the results of the Boston Bar Generating Station for October, November and December, 2006 which generated power at 142% of target. The year to date actual results were 99% of target revenue.

The Company has amended a Memorandum of Agreement to develop and finance the Log Creek and Kookipi Creek run of river projects with an international construction company, which is involved in the hydroelectric industry in British Columbia. The arrangements will include a complete design, build and turnkey construction agreement providing a power sales agreement is obtained. It is anticipated that B.C. Hydro will announce the names of the successful bidders for electric power agreements by September 2006.

The Company is continuing hydrology, environmental studies and discussions with the Nlaka'Pamux Nation Tribal Council in order to complete the Provincial B.C. Land and Environmental requirements to construct the two power plants on Log Creek and Kookipi Creek.

The solarpower projects which were being investigated in various communities in the United States will not be developed due to a sharp increase in solar equipment costs.

Submitted on behalf of the Board of Directors.
Global Cogenix Industrial Corporation

"A.W. Lilly"
President

This report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

January 31, 2006
and
January 31, 2005

AUDITORS' REPORT

To the Shareholders of Global Cogenix Industrial Corporation:

We have audited the consolidated balance sheets of Global Cogenix Industrial Corporation as at January 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 23, 2006

GLOBAL COGENIX INDUSTRIAL CORPORATION
Consolidated Balance Sheets
As at January 31,

	2006	2005
	$	$
ASSETS		
Current		
Cash	225,515	35,315
Amounts receivable	1,818	832
	227,333	36,147
Deferred project costs	-	53,869
Hydroelectric projects (note 3)	112,500	112,500
Boston Bar Limited Partnership (note 4)	1,295,742	1,710,664
	1,635,575	1,913,180
LIABILITIES		
Current		
Accounts payable	9,000	105,368
Current portion of long term debt (note 6)	153,443	138,189
	162,443	243,557
Long term debt (note 6)	2,103,666	2,252,891
	2,266,109	2,496,448
SHAREHOLDERS' DEFICIENCY		
Share capital (note 8 (a))	8,493,798	8,154,888
Contributed surplus (note 8 (c))	335,631	101,391
Deficit	(9,459,963)	(8,839,547)
Continuance of operations (note 1)	(630,534)	(583,268)
	1,635,575	1,913,180

Approved on behalf of the Board of Directors:

"A.W. Lilly" "T.R. Pallone"

See notes to consolidated financial statements

GLOBAL COGENIX INDUSTRIAL CORPORATION
Consolidated Statements of Operations and Deficit
For the years ended January 31,

	2006	2005
	$	$
Revenue		
Partnership income (note 4)	237,349	216,722
Expenses		
Business development costs	13,212	1,264
Communication and shareholder information	27,329	3,360
Consulting and management fees	98,739	85,505
Fees and licenses	15,090	16,587
Foreign exchange loss	3,995	308
Interest on long-term debt	241,029	264,050
Office and administration.	8,223	10,505
Professional fees	27,442	22,436
Project investigation costs	151,578	65,734
Rent	12,286	11,746
Stock-based compensation	264,950	130,277
Travel	11,791	4,763
	875,664	616,535
Loss before other items	(638,315)	(399,813)
Interest income	813	-
Forgiveness of debt	17,086	-
Net loss for the year	(620,416)	(399,813)
Deficit - beginning of year	(8,839,547)	(8,439,734)
Deficit - end of year	(9,459,963)	(8,839,547)
Loss per share	$ (0.03)	$ (0.02)
Weighted average number of common shares outstanding	21,911,628	19,777,914

See notes to consolidated financial statements

GLOBAL COGENIX INDUSTRIAL CORPORATION
Consolidated Statements of Cash Flows
For the years ended January 31,

	2006	2005
	$	$
Cash provided by (used in):		
Operating Activities		
Net loss for the year	(620,416)	(399,813)
Items not involving cash:		
Shares for debt	14,200	-
Stock based compensation	264,950	130,277
Share of income from limited partnership	(237,349)	(216,722)
Forgiveness of debt	(17,086)	-
	(595,701)	(486,258)
Changes in other non-cash operating items:		
Accounts payable	(79,282)	108,762
Amounts receivable	(986)	3,193
	(675,969)	(374,303)
Investing Activities		
Deferred project costs	53,869	(21,869)
Limited partnership drawings	652,271	382,489
	706,140	360,620
Financing Activities		
Repayment of long term debt	(133,971)	(118,439)
Issuance of share capital	294,000	149,152
	160,029	30,713
Increase in cash during the year	190,200	17,030
Cash - beginning of year	35,315	18,285
Cash - end of year	225,515	35,315
Supplemental cash flow information:		
Interest paid	241,029	254,307
Issuance of 142,000 (2004 - 815,750) shares for debt	14,200	117,950

See notes to consolidated financial statements

1. NATURE OF OPERATIONS

The Company is incorporated under the Business Corporations Act (British Columbia) and its principal business activity is acquiring interests directly and indirectly in electric power generation projects.

These financial statements are prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Different bases of measurement may be appropriate when the Company is not expected to continue in operation for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the year ended January 31, 2006, the Company reported a net loss of $620,416 (2005 - $399,813) and at year end has an accumulated operating deficit of $9,459,963 (2005 - $8,839,547).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cogenix Power Corp., N.R.G.C Holdings Inc., and Solar Cogenix Inc.

Hydroelectric Projects

The Company capitalizes the acquisition costs of its water licenses and expenses all other project costs.

Investment in Boston Bar Limited Partnership

The Company has a 25% interest in the Boston Bar limited partnership which it accounts for on the equity basis as the Company does not have the ability to exercise control of the limited partnership.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for future tax assets and liabilities which are attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, calculated using tax rates expected to apply in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future potential benefit is taken and no net asset is recognized. The Company has currently recognized a valuation allowance against all of its potential income tax assets.

2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or on the date their issuance.

Stock-Based Compensation

The Company records compensation associated with stock options granted using a fair value measurement basis and records the expense when the options vest with the recipients.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003.

Loss per Share

Basic loss per share has been calculated using the weighted average number of common shares outstanding during the year. Basic and diluted loss per share are the same.

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

3. HYDROELECTRIC PROJECTS

British Columbia, Canada

	2006	2005
	$	$
Log Creek Project	112,500	112,500

Log Creek Project

The Company has a water license application for the Log Creek catchment area to develop hydroelectric power. Permitting and environmental studies are required to be completed prior to the Provincial Government of British Columbia granting a water license, after which the Company can commence construction of a power plant.

Kookipi Creek Project

The Company has a water license application for the Kookipi catchment area to develop hydroelectric power. Permitting and environmental studies are required to be completed prior to the Provincial Government of British Columbia granting a water license, after which the Company can commence construction of a power plant.

4. BOSTON BAR LIMITED PARTNERSHIP

The Company owns a 25% interest in Class A and B units of the Boston Bar Limited Partnership, a partnership formed under the Limited Partnership Act (Ontario) for the purpose of constructing and operating a hydroelectric generating station.

Under the terms of the limited partnership agreement, the Company provided a limited recourse guarantee of the partnership's obligations, secured by a pledge of the Company's partnership units.

The financial statements of the limited partnership were audited by another firm of chartered accountants.

The Company's investment is summarized as follows:

	2006	2005
	$	$
Equity - beginning of year	1,710,664	1,876,431
Share of income	237,349	216,722
Drawings applied to long-term debt and interest	(652,271)	(382,489)
Equity - end of year	1,295,742	1,710,664

Summarized financial information of the limited partnership for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
	$	$
Balance Sheet		
Current assets	892,220	1,468,474
Property and equipment	6,376,768	7,052,902
	7,268,988	8,521,376
Current liabilities	79,495	238,353
Partners' equity	7,189,493	8,283,023
	7,268,988	8,521,376
Statement of Earnings		
Revenue	2,786,105	2,650,325
Operating expenses	(533,550)	(529,376)
Earnings before amortization	2,252,555	2,120,949
Amortization	(676,134)	(676,134)
Net earnings	1,576,421	1,444,815

5. RELATED PARTY TRANSACTIONS

During the year, the Company paid, or accrued as owing, consulting and management fees of $60,000 (2005 - $60,000) to a company controlled by a director, and accounting fees of $4,000 (2005 - $4,000) and project development fees of $44,600 (2005 - $44,600) to relatives of a director. These transactions are in the normal course of operations and are measured at their fair value as determined by management.

Included in payables and accruals is $Nil (2005 - $30,560) owing to companies with a common director. These amounts were unsecured without interest or specific terms of repayment.

6. LONG-TERM DEBT

	2006 $	2005 $
Loan for the investment in the Boston Bar Limited Partnership, bearing interest at 10.75% per annum, compounded monthly, repayable in blended monthly payments of $31,974 over a twenty year term to 2015, secured by a mortgage over the generating station and the partnership units.	2,257,109	2,391,080
Current portion of long-term debt	(153,443)	(138,189)
	2,103,666	2,252,891

Principal repayments on long-term debt for the next five years are as follows:

	$
2007	153,443
2008	170,382
2009	189,190
2010	210,074
2011	233,264

7. COMMITMENT

The Company has a lease for office premises to November 30, 2008 at a cost of approximately $11,400 per year.

8. SHARE CAPITAL

a) **Authorized:**

100,000,000 common shares of no par value

Issued:

	Shares	$
Balance - January 31, 2004	18,673,893	7,858,900
Stock options exercised	1,152,000	115,200
Warrants exercised	339,522	33,952
Shares for debt	815,750	117,950
Fair value of stock options allocated to shares issued on exercise	-	28,886
Balance - January 31, 2005	20,981,165	8,154,888
Private placement	2,000,000	200,000
Stock options exercised	935,000	94,000
Shares for debt	142,000	14,200
Fair value of stock options allocated to shares issued on exercise	-	30,710
Balance - January 31, 2006	24,058,165	8,493,798

8. SHARE CAPITAL *(continued)*

b) Warrants outstanding at January 31, 2006 are as follows:

Number	Exercise Price $	Expiry Date
35,000	0.50	03/15/06
2,000,000	0.12	01/16/08
2,035,000		

c) **Stock Options**

The Company has a stock option plan whereby options may be granted to the Company's directors, officers and employees for up to 10% of the common shares issued.

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Opening	1,755,000	0.10	1,450,000	0.10
Granted	2,100,000	0.21	1,892,000	0.10
Exercised	(935,000)	0.10	(1,152,000)	0.10
Expired/cancelled	(870,000)	0.23	(435,000)	0.10
Closing	2,050,000	0.16	1,755,000	0.10
Weighted remaining life in years	2.11		0.60	
Range of exercise prices	0.10-0.35		0.10	

The exercise prices of all stock options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2006 and 2005 have been recorded in the statements of operations as follows:

	Years ended January 31 2006 $	2005 $
Operations and administration	264,950	130,227
Total compensation cost recognized in operations, credited to contributed surplus	264,950	130,227

The weighted average assumption used to estimate the fair value of options granted during the year were:

	2006	2005
Risk-free interest rate	3.0%	2.5%
Expected life	1-5 years	1-2 years
Vesting period	None	None
Expected volatility	115%-170%	153%-192%
Expected dividend yield	Nil	Nil

8. SHARE CAPITAL *(continued)*

c) Stock Options *(continued)*

Option pricing models require the input of highly subjective assumptions including their life and expected price volatility. Changes in these subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Stock options outstanding at January 31, 2006:

Number	Exercise Price	Expiry Date
	$	
500,000	0.10	August 30, 2006
300,000	0.15	December 31, 2006
100,000	0.15	February 22, 2007
400,000	0.35	March 30, 2007
150,000	0.11	January 31, 2009
600,000	0.11	August 31, 2010
2,050,000		

d) Contributed surplus

	$
Contributed surplus, January 31, 2004	-
Changes during 2005:	
Non-cash stock-based compensation	130,277
Fair value of stock options allocated to shares issued on exercise	(28,886)
Contributed surplus, January 31, 2005	101,391
Changes during 2006:	
Non-cash stock-based compensation	264,950
Fair value of stock options allocated to shares issued on exercise	(30,710)
Contributed surplus, January 31, 2006	335,631

9. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006 $	2005 $
Net loss for the year	(620,416)	(399,813)
Expected income tax recovery	(207,136)	(142,457)
Net adjustment for amortization, deductible and non-deductible amounts	98,475	(24,981)
Unrecognized benefit of non-capital losses	108,661	167,438
Total income taxes	-	-

9. INCOME TAXES *(continued)*

Significant components of the Company's future income tax assets are as follows:

	2006	2005
	$	$
Future income tax assets:		
Non-capital loss carryforwards	(902,500)	(2,031,000)
Equipment	6,704	6,704
	(895,796)	(2,024,296)
Valuation allowance	895,796	2,024,296
Net future tax assets	-	-

The Company has losses for income tax purposes of approximately 831,500 (2004 -$1,975,000) available to reduce future years' taxable income. The related tax benefits of these deductions have not been recognized as it is not more likely than not that the benefits of the losses will be realized. The losses expire at various dates to 2016.

10. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to January 31, 2006:

- The Company borrowed $100,000 from a private Company controlled by its President for a one year term at an interest rate of 9.25% per annum, and issued 210,000 common shares as a bonus at $0.10 per share.

The loan is secured by the assets of the Boston Bar Limited Partnership.

FILE 82-2990
RULE 12g3-2(b)

BRITISH COLUMBIA

RECEIVED
2006 OCT -2 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Number: BC0265251

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that GLOBAL COGENIX INDUSTRIAL CORPORATION changed its name to HIGHWATER POWER CORPORATION on July 11, 2006 at 10:49 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On July 11, 2006

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

FILE 82- 2990
RULE 12g 3-2(b)

HIGHWATER POWER CORPORATION
214 – 3540 West 41st Avenue
Vancouver, B.C. V6N 3E6

Phone: 604-682-2201
Fax: 604-682-0318

September 27, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
U.S.A.

Dear Sirs,

Please note that the address of Highwater Power Corporation (formerly Global Cogenix Industrial Corporation) is Suite #214 – 3540 West 41st Avenue, Vancouver, B.C. Canada V6N 3E6

Yours Truly,

Highwater Power Corporation

A.W. Lilly
President

FILE 82-2990
RULE 12g3-2(b)

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	GLOBAL COGENIX INDUSTRIAL CORPORATION
ISSUER ADDRESS:	#214 – 3540 West 41st Avenue Vancouver, B.C. V6N 3E6
ISSUER TELEPHONE NUMBER:	(604) 682-2201
ISSUER FACSIMILE NUMBER:	(604) 682-0318
CONTACT NAME AND POSITION:	Arthur W. Lilly, CEO
CONTACT TELEPHONE NUMBER:	(604) 682-2201
CONTACT EMAIL ADDRESS:	globalcogenix@telus.net
WEB SITE ADDRESS:	www.globalcogenix.com
FOR THE QUARTER ENDED:	April 30, 2006
DATE OF REPORT:	June 12, 2006

RECEIVED
2006 OCT -2 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Arthur W. Lilly"	Arthur W. Lilly	06/06/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

"Thomas R. Pallone"	Thomas R. Pallone	06/06/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

Item 1.1 Date

The date of this filing is 12 June 2006, for the quarter ended 30 April 2006.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983.

The Company's financial statements have been prepared on a going concem basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $94,849 compared to a loss of $95,583 for the similar three months of 2005.

The operations for the period included the results of the Boston Bar Generating Station for January, February and March, 2006 whose revenue amounted to 102% of target revenue for the quarter (112% for 2005).

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the development projects. The continued operations of the Company is dependant upon obtaining additional equity financing until the projects provide sufficient cash flow.

The Company intends to continue relying on these measures to finance its development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant and the development of run of river hydroelectric projects near Boston Bar, British Columbia.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain sufficient cash flow would have an adverse material effect on the Company's business.

Item 1.3 Selected INTERIM Information

	April 30, 2006 $	April 30, 2005 $	April 30, 2004 $
Net Partnership Income	31,772	40,163	36,392
Net Income (loss) for the quarter	(94,849)	(95,583)	(103,040)
Basic Earnings (loss) per share	(0.01)	(0.004)	(0.005)
Total Assets (Net) (1)	1,697,405	1,837,095	1,939,785
Total long-term financial liabilities (2)	2,221,374	2,358,886	2,479,539

(1) The Boston Bar run of river hydroelectric plant cost approximately $14,000,000 while 25% of the original cost is $3,500,000, which also is the estimated current value while 25% of the company's net investment value is $1,233,764 about $2,000,000 less than original cost and the estimated current value.

(2) The long-term debt is on the Boston Bar hydroelectric plant which services the principal and interest payments. The electric power sales agreement and the mortgage payable both mature in 2014.

Item 1.4 Results of Operations

Quarter Ended April 30, 2006

The net revenue from the company's interest in the power plant was $31,772 for the quarter (2005 $40,163) while development expenses and administrative expenses of $126,621 resulted in a loss of $94,849 (2005 - $95,582) for the quarter.

Development, general and administrative expenses were $197,054 as compared to costs of $135,099 for the similar period of 2005.

The 2006 results included Project investigation and B.C. Hydro tendering costs of $80,433 compared to $26,700 for 2005.

Item 1.5 Summary of Quarterly Results

	Three Month Period April 30 2006 $	Three Month Period January 31 2006 $	Three Month Period October 31 2005 $	Three Month Period July 31 2005 $	Three Month Period April 30 2005 $	Three Month Period January 31 2005 $	Three Month Period October 31 2004 $	Three Month Period July 31 2004 $
Net Income (loss) for the Period	(94,849)	(157,294)	(150,577)	(216,962)	(95,583)	57,852	(119,763)	11,228
Basic earnings (loss) per share	(0.01)	(0.007)	(0.005)	(0.011)	(0.004)	0.002	(0.006)	0.005

Due to net losses incurred during 2006 and 2005 and the average stock price below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had working capital at April 30, 2006 of $32,954, including the current amount due on the Boston Bar hydroelectric plant, compared to $72,691 as of April 30, 2005. Operating activities used $126,621 in cash during the quarter ended April 30, 2006 (2005 $135,746).

Investing activities included cash received of $93,750 from the Boston Bar Partnership (2005 - $208,750) and cash used for project costs of $80,433.

The net effect of these transactions was an increase in cash of $10,897 for the quarter ended April 30, 2006 compared to an increase of $86,927 for the comparable April 2005 quarter.

The Company's working capital is not sufficient to fund all of its obligations with respect to its on going work program requirements related to the project development. The Company actively seeks additional funds in order to continue the development of the various projects.

Item 1.7 Capital Resources

The Company does not have any capital cost agreements or commitments.

Item 1.8 Related Party Transactions

During the three months to April 30, 2006, the Company incurred $15,000 (2005 - $15,000) in remuneration to a company controlled by the President of the Company and $12,000 to a director (2005 – $12,000) for project development services.

Item 1.9 Proposed Transactions

It is anticipated that B.C. Hydro will announce the results of the successful Tenders for electric power in September 2006. The Company has Tendered its Log Creek and Kookipi Creek run of river projects together with $100,000 in Letters of Credit.

Item 1.10 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported.

Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.11 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is

management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at April 30, 2006:

Number of Shares	Type of Option	Exercise Price per Share	Expiry Date
500,000	Non Vesting	$0.10	August 30, 2006
300,000	Vesting	0.15	December 31, 2006
100,000	Non Vesting	0.15	February 22, 2007
400,000	Non Vesting	0.35	March 30, 2007
150,000	Non Vesting	0.11	January 31, 2009
600,000	Non Vesting	0.11	August 31, 2010
2,050,000			

The weighted average exercise price for options outstanding at April 30, 2006 is $0.16.

Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at April 30, 2006:

Number Of Shares	Price per share	Expiry Date
2,000,000	$0.12	January 16, 2008

1.12 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Submitted on behalf of the Board of Directors.

Global Cogenix Industrial Corporation

"A.W. Lilly"

Arthur W. Lilly
President

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

FILE 82-2990
RULE 12g3-2(b)

GLOBAL COGENIX INDUSTRIAL CORPORATION

Consolidated Financial Statements

April 30, 2006

(unaudited)

~~GLOBAL COGENIX INDUSTRIAL~~ CORPORATION

Consolidated Balance Sheets

As at April 30, 2006 (unaudited) and January 31, 2006

	April 30 2006 $	January 31 2006 $
ASSETS		
Current		
Cash	166,412	255,515
Restricted Funds (Note 2)	100,000	-
Amounts receivable	4,296	1,818
	270,708	227,333
Deferred projects costs	80,433	-
Hydroelectric projects	112,500	112,500
Boston Bar Limited Partnership – net investment	1,233,764	1,295,742
	1,697,405	1,635,575
LIABILITIES		
Current		
Accounts payable	80,415	9,000
Loan Payable (Note 5)	100,000	-
Current portion of long term debt	157,339	153,443
	337,754	162,443
Long term debt	2,064,035	2,103,666
	2,401,789	2,266,109
SHAREHOLDER'S DEFICIENCY		
Share capital (Note 3)	8,514,798	8,493,798
Contributed surplus	335,631	335,631
Deficit	(9,554,812)	(9,459,963)
	(704,383)	(630,534)
	1,697,405	1,635,575

Approved on behalf of the Board of Directors:

"A.W. Lilly" — Director

"T.R. Pallone" — Director

GLOBAL COGENIX INDUSTRIAL CORPORATION
Consolidated Statements of Earnings and Deficit
For the three months ended April 30, 2006 and 2005
(unaudited)

	April 30 2006 $	April 30 2005 $
Revenue		
Partnership income	31,772	40,163
Expenses		
Communication and shareholder information	11,845	10,698
Consulting and management fees	15,000	15,000
Fees and licenses	4,100	4,342
Foreign exchange loss	-	646
Interest on long-term debt	57,908	61,556
Loan Financing Costs (Note 3)	21,000	-
Office and administration	6,819	5,611
Professional fees	3,650	6,231
Project investigation costs (Note 6)	-	26,700
Travel	575	4,962
	126,621	135,746
Net loss for the three months	(94,849)	(95,583)
Deficit - beginning	(9,459,963)	(8,839,547)
Deficit - ending	(9,554,812)	(8,935,130)
Loss per share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	24,163,165	21,432,165

GLOBAL COGENIX INDUSTRIAL CORPORATION
Consolidated Statements of Cash Flows
For the three months ended April 30, 2006 and 2005
(unaudited)

	April 30 2006 $	April 30 2005 $
Cash provided by (used in):		
Operating Activities		
Net loss for the period	(94,849)	(95,583)
Items not involving cash:		
Share of income from limited partnership	(31,772)	(40,163)
Changes in other non – cash operating items	38,936	(44,083)
	(87,685)	(179,829)
Investing Activities		
Deferred project costs	(80,433)	-
Limited partnership drawings	93,750	208,750
	13,317	208,750
Financing Activities		
Proceeds Loan	100,000	-
Repayment of long term debt	(35,735)	(32,194)
Issuance of share capital	21,000	90,200
	85,265	58,006
Increase in cash during period	10,897	86,927
Cash – beginning	255,515	35,315
Cash - ending	266,412	122,242
Supplemental cash flow information:		
Interest paid	57,908	61,556

GLOBAL COGENIX INDUSTRIAL CORPORATION
Notes to Consolidated Financial Statements
April 30, 2006
(unaudited)

1. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2006. These financial statements follow the same accounting policies and methods as the recent annual financial statements. (See Note 6)

Historically, the first quarter operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2007.

2. RESTRICTED FUNDS

The Company has acquired a $100,000 Guaranteed Investment Certificate which has been lodged as collateral for Letters of Credit totaling $100,000 in favour of B.C. Hydro Power Authority which is a requirement in the B.C. Hydro 2006 Call For Tenders for the Company's Log Creek and Kookipi Creek run of river projects.

3. SHARE CAPITAL

(a) Authorized

100,000,000 common shares of no par value.

Issued:	Shares	$
Balance January 31, 2006	24,058,165	8,493,798
Issued as Loan Compensation (i)	210,000	21,000
Balance April 30, 2006	24,268,165	8,514,798

(i) During the period ended April 30, 2006, the Company issued 210,000 shares to a company controlled by its President as compensation for a loan made to the Company.

4. OPTIONS AND WARRANTS

As at April 30, 2006 there were 2,050,000 Stock Options and 2,000,000 share purchase warrants outstanding.

5. LOAN PAYABLE

The Company borrowed $100,000 from a Company controlled by its' President for a one year term at an interest rate of 9.25% per annum and issued 210,000 common shares as compensation.

6. CHANGE IN ACCOUNTING POLICY

The Company now recognizes as deferred project costs, the expenditures made on engineering, hydrology and environmental matters on its' run of river hydroelectric projects. During the first quarter of 2006, these expenditures amounted to $80,433. Previously, these type of expenditures were included in operating expenses. Previously reported figures have not been restated.

FILE 82-2990
RULE 12g3-2(b)

BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	HIGHWATER POWER CORPORATION
ISSUER ADDRESS:	#214 – 3540 West 41st Avenue Vancouver, B.C. V6N 3E6
ISSUER TELEPHONE NUMBER:	(604) 682-2201
ISSUER FACSIMILE NUMBER:	(604) 682-0318
CONTACT NAME AND POSITION:	Arthur W. Lilly, CEO
CONTACT TELEPHONE NUMBER:	(604) 682-2201
CONTACT EMAIL ADDRESS:	globalcogenix@telus.net
WEB SITE ADDRESS:	www.globalcogenix.com
FOR THE QUARTER ENDED:	July 31, 2006
DATE OF REPORT:	September 22, 2006

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Arthur W. Lilly"	Arthur W. Lilly	06/09/22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)
"Thomas R. Pallone"	Thomas R. Pallone	06/09/22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

HIGHWATER POWER CORPORATION
BC FORM 51-102F1
(Unaudited – Prepared by Management)

For the Period Ended July 31, 2006

Item 1.0 Change of Name and Consolidation

On July 18, 2006 the Company consolidated its share capital on a 5 old for 1 new basis. The name of the Company has also been changed to Highwater Power Corporation.

Item 1.1 Date

The date of this filing is 22 September 2006, for the quarter ended 31 July 2006.

Item 1.2 Overall Performance

The Company was incorporated under the Company Act (British Columbia) on June 10, 1983. On July 11, 2006 the Company's name was changed from Global Cogenix Industrial Corporation to Highwater Power Corporation.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses for the six months to date of $40,623 and a profit of $54,226 for the current period compared to a loss for the six months ended July 31, 2005 of $312,545 and a loss for the quarter ended July 31, 2005 of $216,962.

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the development projects. The continued operations of the Company is dependant upon obtaining additional equity financing until the projects provide sufficient cash flow.
The Company intends to continue relying on these measures to finance its development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

The Company is primarily engaged in the part ownership of the Boston Bar Hydroelectric plant, development of run of river hydroelectric projects 28 km north of Boston Bar, British Columbia.

The Company has entered into two Electricity Purchase Agreements (EPA) effective August 31, 2006 with B.C. Hydro and Power Authority. These EPA contracts are for 40 years from Commercial Operation Date which date is estimated to be 2009. The Company has certain engineering and environmental studies underway which are pre-requisites for a design build contract and long term financing.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain sufficient cash flow would have an adverse material effect on the Company's business.

Item 1.3 Selected INTERIM Information

	July 31, 2006 $	July 31, 2005 $	July 31, 2004 $
Net Partnership Income	188,293	197,915	165,970
Net Income (loss) for the period	(40,623)	(312,545)	(91,811)
Basic Earnings (loss) per share	(0.01)	(0.01)	(0.01)
Net Assets (After accumulated depreciation) (1)	1,685,524	1,823,231	2,055,128
Total long-term financial liabilities (2)	2,030,054	2,189,876	2,449,559

(1) The investment in the Boston Bar, B.C. run of river hydroelectric plant is carried under the equity basis in the accounts.

The net investment of investment is shown at July 31, 2006 as $1,296,535 (2005 - $1,606,078). It is managements' opinion that the underlying value of the company's interest in the partnership is in excess of $3,500,000.

The investment is periodically adjusted through depreciation, interest, drawings and by income or loss from operations.

(2) The long-term debt is on the Boston Bar hydroelectric plant which services the principal and interest payments. The power sales agreement and the mortgage payable both mature in 2014.

Item 1.4 Results of Operations - Six Months Ended July 31, 2006

The net revenue from the company's interest in the power plant was $188,293 for the six months (2005 - $197,915) while interest, development expenses and administrative expenses of $228,916 resulted in a loss for the period of $40,623 compared to a loss of $312,545 for the comparable period of 2005 which included stock based compensation costs of $231,000.

The 2006 results included interest costs of $118,436 compared to $123,112 for 2005.

Item 1.5 Summary of Quarterly Results

	Three Month Period July 31 2006 $	Three Month Period April 30 2006 $	Three Month Period January 31 2006 $	Three Month Period October 31 2005 $	Three Month Period July 31 2005 $	Three Month Period April 30 2005 $	Three Month Period January 31 2005 $	Three Month Period October 31 2005 $
Net Income (loss) for the Period	54,226	(94,849)	(157,294)	150,577	(216,962)	(95,583)	57,853	(119,763)
Basic earnings (loss) per share	0.01	(0.01)	(0.007)	(0.005)	(0.011)	(0.004)	0.002	(0.006)

Due to net losses incurred during 2005 and 2006 and the average stock price being below the strike price, stock options and share purchase warrants outstanding, the computation of diluted loss per share is not included since the inclusion of such securities would be antidilutive.

Item 1.6 Liquidity

The Company had a working capital deficiency at July 31, 2006 of $129,592 including the $155,585 current amount due on the Boston Bar hydroelectric plant, compared to $64,890 as of July 31, 2005.

The current portion of the long-term debt on the power plant included in current liabilities and the long term debt is paid by the Boston Bar Limited Partnership.

The net effect of these transactions was a decrease in cash of $90,372 for the quarter ended July 31, 2006 compared to an increase in cash of $79,475 for the comparable July 2005 quarter.

Item 1.7 Capital Resources

As at July 31 2006 the Company did not have any capital cost agreements or commitments. The Company has executed two E.P.A. agreements to sell electric power to B.C. Hydro and Power Authority. The Commercial Operation Date of the projects is to be prior to November 1, 2010. The Company has provided a Performance Guarantee of $599,400 to B.C. Hydro and Power Authority.

The Company is required to apply by September 25, 2006 for a final Impact/Design Study with B.C. Transmission Corporation, estimated to cost $60,000.

Item 1.8 Related Party Transactions

During the SIX months to July 31, 2006, the Company incurred $30,000 (2005 - $30,000) in remuneration to a company controlled by the President of the Company and $24,000 to a director (six months to July 31, 2005 – $24,000) for project consulting services.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically, estimates were utilized in calculating amortization. Actual results could differ from these estimates and the differences could be material.

Item 1.10 Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due to related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 30 days after the termination of employment or other contracting arrangement of the option holder. Once approved and vested, options are exercisable at any time until expiry or termination as above.
The following stock options were outstanding at July 31, 2006:

Number of Shares	Type of Option	Exercise Price per Share	Expiry Date
100,000	Non Vesting	$0.50	August 30, 2006
60,000	Vesting	0.75	December 31, 2006
20,000	Non Vesting	0.75	February 22, 2007
80,000	Non Vesting	0.75	March 30, 2007
30,000	Non Vesting	0.55	January 31, 2009
120,000	Non Vesting	0.55	August 31, 2010
410,000			

The weighted average exercise price for options outstanding at July 31, 2006 is $0.81 per share. 137,000 options were exercised subsequent to July 31, 2006.

Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at July 31, 2006:

Number Of Shares	Price per share	Expiry Date
400,000	$0.60	January 16, 2008

1.12 July 31, 2006 Interim MD&A

Highwater Power Corporation, (the "Company") is in the hydroelectric generation business through a Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company's operating results for the three months ended July 31, 2006 was a profit of $54,226, compared to a loss of $216,962 for the similar three months of 2005.

The operations for the period included the results of the Boston Bar Generating Station for April, May and June 2006 whose revenue amounted to over 100% of target revenue for the six months ended July 31, 2006.

B.C. Hydro, on August 31, 2006 executed two E.P.A. 40 year power agreements with Highwater Power Corporation and the wholly owned subsidiary, Cogenix Power Corporation.

1.13 Other M.D.&A. Requirements

Additional information relating to the Company is available on www.sedar.com

Submitted on behalf of the Board of Directors.
Highwater Power Corporation

"A.W. Lilly"

Arthur W. Lilly
President

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

FILE 82-2990
RULE 12g3-2(b)

HIGHWATER POWER CORPORATION

Consolidated Financial Statements

July 31, 2006

and

July 31, 2005

(unaudited)

HIGHWATER POWER CORPORATION

Consolidated Balance Sheets

As at July 31, 2006 (unaudited) and January 31, 2006

	July 31 2006 $	January 31 2006 $
ASSETS		
Current		
Cash	76,040	255,515
Restricted Funds (Note 3)	100,000	-
Amounts receivable	-	1,818
	176,040	227,333
Deferred project costs	100,454	-
Hydroelectric projects	112,500	112,500
Boston Bar Limited Partnership – net investment	1,296,535	1,295,742
	1,685,529	1,635,575
LIABILITIES		
Current		
Accounts payable	50,047	9,000
Loan Payable (Note 6)	100,000	-
Current portion of long term debt	155,585	153,443
	305,632	162,443
Long term debt	2,030,054	2,103,666
	2,335,686	2,266,109
SHAREHOLDER'S DEFICIENCY		
Share capital (Note 4)	8,514,798	8,493,798
Contributed surplus	335,631	335,631
Deficit	(9,500,586)	(9,459,963)
	(650,157)	(630,534)
	1,685,529	1,635,575

Approved on behalf of the Board of Directors:

"A.W. Lilly" — Director

"T.R. Pallone" — Director

HIGHWATER POWER CORPORATION

Consolidated Statements of Earnings and Deficit

For the six months ended July 31, 2005 and 2004

	Three Months Ended		Six Months Ended	
	July 31		July 31	
	2006	2005	2006	2005
	$	$	$	$
Revenue				
Partnership income	156,521	157,752	188,293	197,915
Expenses				
Communication and shareholder information	12,519	24,697	24,364	35,395
Consulting and management fees	15,000	15,000	35,723	30,000
Regulatory and transfer fees	5,733	3,361	9,833	7,703
Foreign exchange loss	-	2,401	-	3,056
Interest	60,530	61,556	118,438	123,112
Loan Financing Fees	-	-	21,000	-
Office and administration	6,944	5,378	13,764	10,979
Professional fees	500	7,503	4,150	13,734
Project investigation costs	-	19,790	-	46,490
Stock based compensation	-	231,000	-	231,000
Travel	1,069	4,028	1,644	8,991
	102,295	374,714	228,916	510,460
Net Income (loss) for the six months	54,226	(216,962)	(40,623)	(312,545)
Deficit - Beginning	(9,554,812)	(8,935,130)	(9,459,963)	(8,839,547)
Deficit – Ending	(9,500,586)	(9,152,092)	(9,500,586)	(9,152,092)
Profit (Loss) per share	0.01	(0.05)	(0.01)	(0.07)
Weighted average number of common shares outstanding	4,853,633	4,291,400	4,853,633	4,291,400

HIGHWATER POWER CORPORATION

Consolidated Statements of Cash Flows

For the six months ended July 31, 2006 and 2005

	Three Months Ended		Six Months Ended	
	July 31		July 31	
	2006	2005	2006	2005
	$	$	$	$
Cash provided by (used in):				
Operating Activities				
Net profit (loss) for the period	54,226	(216,962)	(40,623)	(312,545)
Items not involving cash:				
Stock Based Compensation	-	231,000	-	231,000
Share of income from limited partnership	(156,521)	(157,752)	(188,293)	(197,915)
Changes in other non–cash operating items	26,071	2,624	12,865	(41,509)
	(128,366)	(141,090)	(216,051)	(320,969)
Investing Activities				
Deferred project costs	(20,021)	(1,705)	(100,454)	(1,705)
Limited partnership drawings	93,750	93,700	187,500	302,500
	73,729	91,995	87,046	300,795
Financing Activities				
Proceeds Loan	-	-	100,000	-
Repayment of long term debt	(35,735)	(32,194)	(71,470)	(64,388)
Issuance of share capital	-	5,000	21,000	95,200
	(35,735)	(27,194	49,530	30,812
Increase (decrease) in cash during period	(90,372)	(76,289)	(79,475)	10,638
Cash – beginning	266,412	122,242	255,515	35,315
Cash – ending	176,040	45,953	176,040	45,953
Supplemental cash flow information:				
Interest paid	60,530	61,556	118,438	123,112

HIGHWATER POWER CORPORATION
Notes to Consolidated Financial Statements
July 31, 2006
(unaudited)

1. CHANGE OF NAME AND CONSOLIDATION

Effective July 18, 2006, the Company consolidated its share capital on a 5 old for 1 new basis. The name of the Company has also been changed to Highwater Power Corporation.

2. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2006. These financial statements follow the same accounting policies and methods as the recent annual financial statements.
(See Note 6).

Historically, the six months operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2007.

3. RESTRICTED FUNDS

The Company acquired a $100,000 Guaranteed Investment Certificate which has been lodged as collateral for Letters of Credit totaling $100,000 in favour of B.C. Hydro Power Authority which was a requirement in the B.C. Hydro 2006 Call for Tenders for the Company's Log Creek and Kookipi Creek run of river projects. (See Note 8)

4. SHARE CAPITAL

(a) Authorized

100,000,000 common shares of no par value.

Issued:	Shares	$
Balance January 31, 2006	4,811,633	8,493,798
Issued as Loan Compensation (i)	42,000	21,000
Balance July 31, 2006	4,853,633	8,514,798

(i) During the period ended July 31, 2006, the Company issued 42,000 shares to a company controlled by its President as compensation for a loan made to the Company.

5. OPTIONS AND WARRANTS

As at July 31, 2005 there were 410,000 Stock Options and 400,000 share purchase warrants outstanding.

6. LOAN PAYABLE

The Company borrowed $100,000 from a Company controlled by it's President for a one year term at an interest rate of 9.25% per annum and 42,000 common shares.

7. CHANGE IN ACCOUNTING POLICY

The Company now recognizes as deferred projects costs, the expenditures made on engineering, hydrology and environmental matters on its' run of river hydroelectric projects. During the first six months of 2006, these expenditures amounted to $100,452. Previously, these type of expenditures were included in operating expenses.
Previously reported figures have not been restated.

8. COMPANY AWARDED HYDROELECTRIC GENERATION CONTRACTS

On July 27, 2006, Highwater Power Corporation and its' wholly owned subsidiary, Cogenix Power Corporation were each awarded a 40 year hydroelectric generation contract by B.C. Hydro and Power Authority. The E.P.A. contracts are for Log Creek and Kookipi Creek run of river projects.

9. SUBSEQUENT EVENTS

During August 2006, the Company borrowed $775,000 from two directors for one year at an interest rate of 8.75% per annum together with a bonus of 240,000 common shares of the company.

The Company has lodged a total of $599,400 in Performance Guaranty Letters of Credit with B.C. Hydro and Power Authority required as a condition of the E.P.A. with B.C. Hydro.

130,000 Incentive Stock Options at $0.80 per share were granted to certain directors of the company.

FILE 82-2990
RULE 12g3-2(b)

GLOBAL COGENIX INDUSTRIAL CORPORATION

NEWS RELEASE

Vancouver, British Columbia January 12, 2006 – Global Cogenix Industrial Corporation **(TSX-V: GGX), (OTCPK: GBXIF)** is pleased to report the Company has engaged the consulting engineering company Knight Piesold Ltd.

Knight Piesold Ltd. has been engaged to assist in coordinating the Log Creek and Kookipi Creek run-of-river hydroelectric projects located 27 km northwest of Boston Bar, B.C. and to complete the stream gauging field work and to re-run the energy model for each of the Company's two run-of-river hydroelectric projects. The engineering company will also optimize the General Arrangement Plan for each project based on updated on-site Hydrology Studies and Instream Flow Requirements.

Chart: http://www.smallcapusa.com/site/symbol.php?symbol=ggx.v

About Knight Piesold Ltd.

Knight Piésold is an international company of consulting engineers and environmental scientists providing services to public and private sector clients in the power, water resources, mining and environmental sectors. The company specializes in providing high-quality, cost effective and innovative solutions to meet our Clients' needs. Expertise is offered in the disciplines of civil, structural, mechanical, electrical, geotechnical and hydrological engineering, environmental studies and impact assessments, construction supervision and project management services. The office in Vancouver has been actively involved in the BC IPP industry for over 15 years.

For additional information on Knight Piésold Ltd. please see the company's web site at www.knightpiesold.com

About Global Cogenix Industrial Corporation

Global Cogenix Industrial Corporation (GCIC) is an established "Green Power" electricity generation company based in Vancouver, British Columbia. The Company's projects include run-of-river hydroelectric generation plants in the Fraser Canyon River system in British Columbia, Canada.

Currently, the principal operation of GCIC is a seven-megawatt (MW) run-of-river hydroelectric generation plant near Boston Bar, British Columbia, which commenced operations in 1995. The Company owns a 25% interest in a partnership that owns and operates this hydroelectric run-of-river plant under a 20-year power purchase agreement. Two 10 MW run-of-river hydroelectric projects at Log Creek and Kookipi Creek located in the Fraser Canyon in British Columbia are in their final stages of permitting and licensing.

GCIC is proud to be a "Green" provider of electrical energy. "Green Power" is classified as any power generation project that does not use a non-renewable resource. With deregulation of the power industry and global demand for clean, renewable energy increasing, GCIC is positioning itself as a significant niche player in the electrical power generation industry.

FILE 82-2990
RULE 12g3-2(b)

GLOBAL COGENIX: Completes $200,000 Private Placement

NEWS RELEASE

Vancouver, British Columbia January 17, 2006– Global Cogenix Industrial Corporation (TSX-V: GGX), (OTCPK: GBXIF) (the "Company") announces that it has completed a private placement for 2,000,000 units at $0.10 per unit (each unit comprises of one common share plus an additional warrant for one year at a price of $0.12 per share or for two years at a price of $0.15 per share). The expiry date of the hold period is May 17, 2006.

The funds raised will be used for working capital and to continue the Development Cycle for the Company's two Green Power Hydroelectric projects, Log Creek and Kookipi Creek, both located 15 miles northwest of Boston Bar, B.C.

Chart: http://www.smallcapusa.com/site/symbol.php?symbol=ggx.v

About Global Cogenix Industrial Corporation

Global Cogenix Industrial Corporation (GCIC) is an established "Green Power" electricity generation company based in Vancouver, British Columbia. The Company's projects include run-of-river hydroelectric generation plants in the Fraser Canyon River system in British Columbia, Canada.

Currently, the principal operation of GCIC is a seven-megawatt (MW) run-of-river hydroelectric generation plant near Boston Bar, British Columbia, which commenced operations in 1995. The Company is a member in a partnership that owns and operates this hydroelectric run-of-river plant under a 20-year power purchase agreement. Two 10 MW run-of-river hydroelectric projects at Log Creek and Kookipi Creek located in the Fraser Canyon in British Columbia are in their final stages of permitting and licensing.

GCIC is proud to be a "Green" provider of electrical energy. "Green Power" is classified as any power generation project that does not use a non-renewable resource. With deregulation of the power industry and global demand for clean, renewable energy increasing, GCIC is positioning itself as a significant niche player in the electrical power generation industry.

For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

On behalf of the Board of Directors

Global Cogenix Industrial Corporation

Per: A.W. Lilly
President

FILE 82-2990
RULE 12g3-2(b)

GLOBAL COGENIX: Informational Update

NEWS RELEASE

Vancouver, British Columbia March 3, 2006– Global Cogenix Industrial Corporation (TSX-V: GGX), (OTCPK: GBXIF) (the "Company") is pleased to provide an informational update to shareholders on its green energy projects.

The Company is preparing bids for two run of river hydroelectric power projects in response to a B.C. Hydro and Power Authority Call for Tenders together with the required Tender Security.

A Preliminary Interconnection Study Agreement for the Log Creek and Kookipi Creek power projects between the Company and British Columbia Transmission Corporation was signed and the interconnection studies will be completed later this month.

The numerous engineering and studies required for both Permitting and Tendering are continuing.

Due to cost increases for wind and solar projects, the Company has postponed further work on these projects and is reassessing their viability.

Chart: http://www.smallcapusa.com/site/symbol.php?symbol=ggx.v

About Global Cogenix Industrial Corporation

Global Cogenix Industrial Corporation (GCIC) is an established "Green Power" electricity generation company based in Vancouver, British Columbia. The Company's projects include run-of-river hydroelectric generation plants in the Fraser Canyon River system in British Columbia, Canada.

Currently, the principal operation of GCIC is a seven-megawatt (MW) run-of-river hydroelectric generation plant near Boston Bar, British Columbia, which commenced operations in 1995. The Company is a member in a partnership that owns and operates this hydroelectric run-of-river plant under a 20-year power purchase agreement. Two 10 MW run-of-river hydroelectric projects at Log Creek and Kookipi Creek located in the Fraser Canyon in British Columbia are in their final stages of permitting and licensing.

GCIC is proud to be a "Green" provider of electrical energy. "Green Power" is classified as any power generation project that does not use a non-renewable resource. With deregulation of the power industry and global demand for clean, renewable energy increasing, GCIC is positioning itself as a significant niche player in the electrical power generation industry.

For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

FILE 82-2990
RULE 12g3-2 (b)

New Release

Vancouver, British Columbia March 22, 2006– Global Cogenix Industrial Corporation **(TSX-V: GGX), (OTCPK: GBXIF)** nears final stage of submissions to B.C. Hydro & Power Authority for two 10MW projects regarding the F2006 Call for Power. Tenders closing April 7, 2006.

Financial guarantees and letters of credit are required in the process and the company has negotiated a loan for $100,000 with one of its directors on the following terms, subject to Regulatory Approval.

Term – one year
Interest Rate – 9.25%
Bonus Shares – 210,000 common shares

Global Cogenix is an established "Green Power" electricity generation company based in Vancouver, British Columbia. The Company's projects include a seven-megawatt (MW) run-of-river hydroelectric generation plant and two 10 MW run-of-river hydroelectric projects in their final stages of permitting and licensing.

On behalf of the Board of Directors

Global Cogenix Industrial Corporation

Per: A.W. Lilly
President

Investor Relations:
E-mail: rcp@novuscom.net
Chart: http://www.smallcapusa.com/site/symbol.php?symbol=ggx.v

File 82-2990
Rule 12g3-2(b)

News Release

Global Cogenix submits 20MW Tender under BC Hydro F2006 Open Call for Power – 100% GREEN POWER

Vancouver, British Columbia April 11, 2006– Global Cogenix Industrial Corporation ("the Company") (TSX-V: GGX), (OTCPK: GBXIF) reports that is has submitted a combined Tender in response to the BC Hydro F2006 Open Call for Power. The Log Creek and Kookipi Creek Hydroelectric Power Plants when constructed will be engineered to generate 20 Megawatts of 100% GREEN Power.

The Kookipi Creek and Log Creek Run of River Projects offer a viable alternative to fossil fuel based generation methods. In addition to providing an environmentally friendly 20MW of Green power, the projects will produce enough Green Energy to power over 7,700 homes,

With a combined 20 MW available at one source, attractive hydro rates for all electricity generated, the Company's Tender is extremely attractive from a "green" point of view when compared to fossil fuel submissions.

Global Cogenix is an established "Green Power" electricity generation company based in British Columbia. The Company's projects include a partnership in an operating seven-megawatt (7MW) run-of-river hydroelectric generation plant and two 10 MW run-of-river hydroelectric projects that are to annually generate over 77,000 Megawatts of electricity.

For further information on the Company, please visit the Company's web site at www.globalcogenix.com

On behalf of the Board of Directors

Global Cogenix Industrial Corporation

Per: A.W. Lilly
President

Chart: http://www.theenergyhunter.com/site/symbol.php?symbol=ggx.v

FILE 82-2990
RULE 12g3-2(b)

Global Cogenix's Agent submits Form 211 with the NASD (National Association of Securities Dealers) OTC Regulator

Vancouver, British Columbia May 2, 2006– Global Cogenix Industrial Corporation (TSX-V: GGX), (OTCPK: GBXIF) reports that an introductory market maker has submitted Form 211 with the NASD OTC Compliance Unit

The NASD monitors compliance with SEC Rule 15c2-11 by requiring market makers to file the Information Statement on Form 211 prior to quotation in the Pink Sheets. NASD review and approval depends on whether or not the NASD has complete information on the company from the market maker as well as the receipt of further information, if required.

Management feels that the investor awareness that may be derived from solicited and unsolicited quotes through exposure in the US markets would be beneficial to shareholder value.

Such information or representations, if made, must not be relied upon as having been authorized by the issuer and investors should not rely on any information that is not contained on the pages maintained at www.pinksheets.com under stock symbol gbxif."

Global Cogenix is an established "Green Power" electricity generation company based in British Columbia. The Company's projects include an interest, since 1994, in a producing seven-megawatt (7MW) run-of-river hydroelectric generation plant and is in the development stage for two 10 MW run-of-river hydroelectric projects.

On behalf of the Board of Directors

Global Cogenix Industrial Corporation

Per: A.W. Lilly
President

Investor Relations:
E-mail: rcp@novuscom.net
Chart: http://www.theenergyhunter.com/site/symbol.php?symbol=ggx.v

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

We Seek Safe Harbor

FILE 82-2990
RULE 12g 3-2 (b)

GLOBAL COGENIX INDUSTRIAL CORPORATION

News Release

NAME CHANGE AND CONSOLIDATION

Vancouver, British Columbia July 14, 2006 – Global Cogenix Industrial Corporation (TSX-V: GGX), (OTCPK: GBXIF) hereby announces that at its' Annual and Special General Meeting held on June 23, 2006 the shareholders have approved a change of name to "Highwater Power Corporation" and a 5 old for 1 new share consolidation.

The new trading symbol will be TSX-V: HWP

The Company's two run of river projects are currently before B.C. Hydro as part of the 2006 B.C. Hydro call for tender process and it is anticipated that B.C. Hydro will award EPA contracts early in August 2006.

The Company is optimistic regarding obtaining a power purchase agreement with B.C. Hydro.

Highwater Power Corporation is confident that the consulting engineers and biologists working on the projects are near completion of the permitting and licensing stages for the Log Creek and Kookipi Creek hydroelectric projects.

Efforts are continuing to formulate satisfactory arrangements with the total native tribal council in the development of the two projects.

The Boston Bar (Scuzzy Creek) run of river hydroelectric plant, which commenced commercial generation in 1994 of which the company is a partner, is continuing to operate at a steady pace and electric generation for the six months of 2006 is above target.

Highwater Power Corporation is an established "Green Power" electricity generation company based in British Columbia. The Company's projects include an interest, since 1994, in a producing seven - megawatt (7MW) run – of - river hydroelectric generation plant. The Company is also in the development stage for two 10 MW run-of-river hydroelectric projects located 150 miles from Vancouver, B.C..

On behalf of the Board of Directors Highwater Power Corporation (formerly Global Cogenix Industrial Corporation)

Per: A.W.Lilly
President

FILE 82-2990
RULE 12g3-2(b)

HIGHWATER POWER CORPORATION

News Release

Vancouver, British Columbia July 18, 2006 – Highwater Power Corporation (TSX-V: HWP), Today, it has come to our attention in a press release from the RCMP that two former directors have been charged with "fraudulently issued stock from the Corporate Treasury to their personal benefit".

It is alleged that Mr. Gallagher, a former RCMP officer while serving as president of the predecessor company, Global Cogenix Industrial Corporation for the period 1996 to 1998 issued shares from the Company's treasury without regulatory approval or without paying the Company for the shares.

The Company was aware of the RCMP investigation and is pleased that the Criminal Justice Branch has decided to pursue this case.

In the past eight years, the Company, and its' independent directors, have made numerous enquiries to the authorities with respect to this matter.

The Company has had no contact with Mr. Gallagher nor Mr. Liem since the termination of their employment.

At today's date, Mr. Gallagher is not a registered shareholder of any of the Company's securities.

All of the current directors, with the exception of the current president were elected directors subsequent to 2001.

The Company will monitor the outcome of the case and then decide what action should be taken

On behalf of the Board of Directors Highwater Power Corporation

Per: A.W.Lilly
President

FILE 82-2990
RULE 12g 3-2 (b)

HIGHWATER POWER CORPORATION

News Release

Highwater Power Corporation Successful in B.C. Hydro Power Generation Tenders

Vancouver, British Columbia July 27, 2006 – Highwater Power Corporation (TSX-V: HWP), (OTCPK: HWPFF) is pleased to report that today B.C. Hydro and Power Authority has awarded, as a result of the F2006 Open Call For Power, two hydroelectric generation contracts to the Company.

The two projects, Log Creek and Kookipi Creek, which are located 25 miles northwest of Boston Bar, B.C. were each awarded 40 year power purchase contracts.

The Company is particularly pleased because these two projects have been under development and permitting since the year 2000 with expenditures to date in excess of $2 million.

Further information regarding these two run of river hydroelectric 40 year E.P.A. contracts will be released shortly.

Highwater Power Corporation is an established "Green Power" electricity generation company based in British Columbia. The Company's projects include a partnership in an operating seven-megawatt (7MW) run-of-river hydroelectric generation plant and ownership of two 10 MW run-of-river hydroelectric projects.

On behalf of the Board of Directors,

Highwater Power Corporation

Per: A.W.Lilly
President

We seek Safe Harbour

FILE 82-2990
RULE 12g3-2(b)

HIGHWATER POWER CORPORATION

News Release

Highwater Power Corporation Secures Working Capital Financing

Vancouver, British Columbia August 22, 2006 – Highwater Power Corporation (the "Company") (TSX-V: HWP), (OTCPK: HWPFF) announces working capital financing.

The Company has negotiated a loan for $375,000 for working capital, with two of its' directors on the following terms, subject to Regulatory Approval.

Term: up to one year
Interest Rate: 8.75%
Bonus: 120,000 common shares

Highwater Power Corporation and its' wholly owned subsidiary, Cogenix Power Corporation have each received a 40 year B.C. Hydro Electricity Purchase Agreement regarding the F2006 Open Call for Power.

The Standard Form EPA is to be executed and delivered to B.C. Hydro by August 25, 2006.

The Company also announces the granting of 130,000 Incentive Stock Options at $0.80 per share, exercisable for three years, to directors and consultants of the Company

Highwater Power Corporation is an established "Green Power" electricity generation company based in British Columbia. The Company's projects include a partnership in an operating seven-megawatt (7MW) run-of-river hydroelectric generation plant and ownership of two 10 MW run-of-river hydroelectric projects.

On behalf of the Board of Directors,

Highwater Power Corporation

Per: A.W.Lilly
President

FILE 82-2990
RULE 12g3-2 (b)

HIGHWATER POWER CORPORATION

News Release

B.C.HYDRO E.P.A. AGREEMENT EXECUTED AND PERFORMANCE SECURITY DEPOSITED

Vancouver, British Columbia September 21, 2006 – Highwater Power Corporation (TSX-V: HWP), (OTCPK: HWPFF) announces that B.C. Hydro and Power Authority has executed and returned two Electricity Purchase Agreements with the Company and its wholly owned subsidiary.

The Agreements are for a term of 40 years for the Log Creek and Kookipi Creek run of river hydroelectric projects.

The energy price in the agreements will provide a very satisfactory cash flow to the company over the term of the agreements.

The Company has provided $599,400 in Letters of Credit to B.C. Hydro as a Performance Security. The Performance Security shall be returned one year after the "Commercial Operation Date" for each project.

Each projects' initial Plant Capacity will be 9.99 Megawatts with an option with B.C. Hydro to increase the Plant Capacity by 10%.

The environmental biologists and engineers contracted by the Company expect to have the required studies and reports completed this fall in order for the Company to receive the appropriate permits and licenses in order to commence construction of the projects by next spring.

Reports and site studies such as hydrology measurements have been ongoing for over four years and Geotech and Airborne Lidar data collections are being arranged in order to confirm construction cost estimates.

The two projects will conform to the B.C. Clean Electricity program and will be eligible for Eco Logo Certification

Highwater Power Corporation is an established "Green Power" electricity generation company based in British Columbia. The Company's projects include the above and an interest, since 1994, in a producing seven - megawatt (7MW) run – of - river hydroelectric generation plant.

On behalf of the Board of Directors,
Highwater Power Corporation

Per: A. W. Lilly
President